Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated

September 1, 2020 to Prospectus dated November 14, 2017

Registration Statement No. 333-221559

September 1, 2020

W. R. Berkley Corporation

$170,000,000

4.00% SENIOR NOTES DUE 2050

Issuer:	W. R. Berkley Corporation

Securities:	4.00% Senior Notes due 2050, to become immediately fungible upon the Settlement Date with the outstanding $300,000,000 aggregate principal amount of 4.00% Senior Notes due 2050 issued on May 12, 2020

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings*:	Moody’s: Baa1 (Stable) / S&P: BBB+ (Stable)

Minimum Denominations:	$2,000 × $1,000

Trade Date:	September 1, 2020

Settlement Date (T+5)**:	September 9, 2020

Maturity Date:	May 12, 2050

Underwriting Discount:	0.875%

Principal Amount:	$170,000,000

Proceeds (after underwriting discount and before expenses):	$197,781,400

Price to Public:	117.217% of the principal amount, plus accrued interest from May 12, 2020 to, but excluding, the date of delivery

Spread to Treasury Benchmark:	+162.5 bps

Treasury Benchmark:	1.250% due May 15, 2050

Treasury Benchmark Yield:	1.474%

Coupon:	4.000%

Yield to Maturity:	3.099%

Interest Payment Dates:	May 15 and November 15, commencing on November 15, 2020.

Optional Redemption – Make-Whole Call:	Then current U.S. Treasury +40 basis points prior to November 12, 2049, six months prior to the maturity date.

Optional Redemption – Par Call:	On or after November 12, 2049, six months prior to the maturity date.

CUSIP; ISIN:	084423 AU6; US084423AU64

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The Issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or emailing Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com.